Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

June 27, 2018

Conagra Brands 222 W. Merchandise Mart Plaza Suite 1300 Chicago, IL 60654

June [XX], 2018

Dear [NAME],

As a valued customer, I wanted to share some big news with you – today we announced that Conagra Brands has entered into a definitive agreement to acquire Pinnacle Foods. This is an exciting next step for Conagra and builds on the strong momentum we’ve developed over the last three years. By combining two growing portfolios of iconic brands, this transaction will expand our presence and capabilities in our most strategic categories including frozen foods and snacks.

The addition of Pinnacle’s leading brands in the attractive frozen food and snack categories paired with its dynamic presence in health and wellness, will create a tremendous opportunity to leverage our mutual and proven approach to innovation and brand-building while developing strong relationships with customers. Additionally, we expect customers will benefit from working with a larger, more efficient company providing increased scale and a diversified portfolio.

For now, serving our customers, suppliers and partners remains our top priority. We will keep you informed of further details related to the transaction in the coming months. In the meantime, it is business as usual and we will continue to operate as independent companies as we work to close the transaction, which we expect will take place by the end of calendar 2018. If you have any questions, please don’t hesitate to reach out to me.

As always, we appreciate your partnership and business.

Sincerely,

Derek De La Mater

Executive Vice President and President of Sales

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra at its website, www.conagrabrands.com, or by contacting Conagra Investor Relations at (312) 549-5002.

Participants in Solicitation

Conagra and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra’s 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.